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April 3, 2006

VIA EDGAR AND FAX

Mr. Andrew Schoeffler

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Goodman Global, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 30, 2006
(File No. 333-131597)

Dear Mr. Schoeffler:

On behalf of our client, Goodman Global, Inc. (the “Registrant”), we are responding to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 3, 2006, with respect to the Registrant’s above-referenced Amendment No. 4 to Registration Statement on Form S-1 filed with the Commission on March 30, 2006 (the “Registration Statement”).

The Staff’s comment is set forth below in bold, followed by the Registrant’s response.

Exhibit 5.1

1.	We note the statement in the third paragraph. Please have counsel confirm to us that it concurs with our understanding that its reference to the “General Corporation Law of the State of Delaware” includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

Response: Counsel to the Registrant confirms that it concurs with the Commission’s understanding that its reference to the “General Corporation Law of the State of Delaware” includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws.

April 3, 2006

*  *  *  *  *

We hope the foregoing answer is responsive to your comment and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our response to your comment, please feel free to call me at (212) 906-1894.

Best regards

/s/ Ian Schuman
Ian Schuman
of LATHAM & WATKINS LLP

Enclosures

cc:	Ben Campbell
Greg Ezring
Raymond Lin